Exhibit (a)(5)(vi)
FOR IMMEDIATE RELEASE
Agrupación Aeroportuaria Internacional II, S.A. de C.V. Announces an Adjustment to the Offer Price, Waiver of Minimum Condition and Extension of its Tender Offer for ASUR
NEW YORK — JUNE 4, 2007 — Agrupación Aeroportuaria Internacional II, S.A. de C.V. (“Purchaser”), a subsidiary of Agrupación Aeroportuaria Internacional I, S.A. de C.V., which was formed by Mr. Fernando Chico Pardo, announced today that it has adjusted its offer price and extended the expiration date of its U.S. tender offer (the “U.S. Offer”) for Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) (BMV: ASUR.B / NYSE: ASR), pursuant to a supplement (the “Supplement”) to the U.S. Offer to Purchase dated May 14, 2007 (the “U.S. Offer to Purchase”) to be mailed to ASUR security holders as soon as practicable after the date of this release.
The expiration date has been extended to 9:30 a.m. New York City time on June 19, 2007, unless otherwise extended, and the tender offer price has been adjusted to the U.S. dollar equivalent of Ps. $552.50 per ADS and the U.S. dollar equivalent of Ps. $55.25 per series B share to reflect the dividend of Ps. $0.75 per series B share that was paid to ASUR security holders on May 31, 2007.
In addition, Purchaser has waived the minimum tender condition, which conditioned the U.S. Offer on Purchaser receiving in the U.S. Offer and the parallel tender offer taking place in Mexico valid and not withdrawn tenders for series B shares (including the series B shares underlying the ADSs), in the aggregate, at least equal to 127,950,001 series B shares (including series B shares underlying the ADSs) (the “Minimum Condition”). As a result of such waiver, Purchaser will accept for payment any and all ADSs and series B shares validly tendered and not withdrawn in the U.S. Offer up to a maximum of 127,950,001 series B shares (including the series B shares underlying the ADSs) upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related ADS Letter of Transmittal, except that the Minimum Condition will not apply. If valid tenders of ADSs and series B shares are received in the U.S. Offer and the parallel offer in Mexico exceeding 127,950,001 series B shares (including the series B shares underlying the ADSs), then the proration rules set forth in the U.S. Offer to Purchase will apply. As of the date hereof, approximately 764,700 ADS and no series B shares have been tendered by ASUR security holders and not withdrawn in the U.S. Offer, and approximately 1,564,010 series B shares have been tendered by ASUR security holders and not withdrawn in the parallel offer taking place in Mexico.
The U.S. Offer is being made pursuant to, and the foregoing announcement is qualified in its entirety by reference to the U.S. Offer to Purchase and the related ADS Letter of Transmittal. Except as otherwise stated in this release, all of the terms and conditions set forth in the U.S. Offer to Purchase remain unchanged and continue to apply. ASUR security holders should read the U.S. Offer to Purchase, the Supplement, the ADS Letter of Transmittal and the related materials that Purchaser has filed with the Securities and Exchange Commission carefully and in their entirety before any decision is made with respect to the U.S. Offer because they contain important information. ASUR security holders may obtain such documents free of charge at the

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Securities and Exchange Commission’s website, www.sec.gov, or by contacting Georgeson, Inc. (1-866-574-4079), the Information Agent with respect to the U.S. Offer.

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